Exhibit 99.1

ATA Creativity Global Reports 2023 Second Quarter Financial Results

Conference Call on Thursday, August 10, 2023, at 9 p.m. ET with Accompanying Investor Presentation

Beijing, China, August 10, 2023 (NY)/ August 11, 2023 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the quarter and six months ended June 30, 2023 (“Second Quarter 2023” and “First Half 2023”, respectively).

Second Quarter 2023 and First Half 2023 Highlights

•

During Second Quarter 2023, student enrollment was 928, compared to 1,018 in the prior-year period. Excluding the 155 enrollments from the foreign language training business ACG disposed of in Third Quarter 2022, student enrollment increased by 7.5% compared to the prior-year period. Of the 928 students, 540 were enrolled in ACG’s portfolio training programs. 28,698 credit hours were delivered during Second Quarter 2023, an increase of 13.0% compared to 25,387 in the prior-year period.

•	Second Quarter 2023 net revenues increased 6.5% to RMB36.2 million (US$5.0 million), from RMB34.0 million in the prior-year period.

•	Second Quarter 2023 net loss attributable to ACG narrowed to RMB17.2 million (US$2.4 million), from net loss attributable to ACG of RMB22.1 million in the prior-year period.

•	First Half 2023 net revenues increased 3.1% to RMB78.6 million (US$10.8 million), from RMB76.2 million in the prior-year period.

•	First Half 2023 net loss attributable to ACG narrowed to RMB35.0 million (US$4.8 million), from net loss attributable to ACG of RMB37.9 million in the prior-year period.

•	RMB56.8 million (US$7.8 million) in cash and cash equivalents as of June 30, 2023.

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “During Second Quarter 2023, we continued to see positive enrollment trends in an improving post-pandemic market environment in the cities where we operate our nation-wide network of training centers. Following the unusually high demand we saw in First Quarter 2023 with the end of domestic and international travel restrictions in China, we saw demand come down to normalized levels in Second Quarter 2023 and were pleased to see student enrollment continue to improve year over year with portfolio training credit hours delivered during Second Quarter 2023 increasing 13.0% year over year and 3.9% from the prior sequential quarter. We continued to report consistent revenues for the quarter, supported by increased contributions from more services delivered in portfolio training programs and overseas study counselling services, which offset the decrease in revenues from the other educational services, the foreign language training part of which was disposed of in Third Quarter 2022. We are excited to once again be providing students who have enrolled in our overseas summer programs with a unique experience at various well-respected institutions, primarily in the U.K. and Europe, combining their interest in arts with an international perspective.”

Outlook

Mr. Jun Zhang, President of ACG, stated, “Following the easing of COVID-19 restrictions at the beginning of the year, we are pleased to see an increase in students initiating or resuming their creative studies at ACG. In this post-pandemic environment, we are observing a positive trend in our student enrollments and credit hours with more students excited to enroll in our portfolio training programs and in-person summer programs, which are currently in session. We are thrilled with the feedback we have received on the summer programs thus far and look forward to expanding our offerings in the future given the overwhelming demand. We are actively working with students and teaching staff to develop and execute high-quality programs including Master Class programs, internships, bootcamps and more. In addition to the overseas summer camps, ACG continues to introduce new domestic research-based program offerings related to diversified cultural heritage sites in China, covering skills such as photography and film, ethnic minority group cultures, mineral ore painting and painted sculptures. Our goal is to serve students of all backgrounds and a wide spectrum of creative interests, and we believe we are in a solid financial and operational position to continue delivering on this mission.”

Operating Review

Enrollment Update

ACG student enrollment for Second Quarter 2023 was 928, of which 540 were enrolled in portfolio training programs, which consisted of time-based programs and project-based programs.

A total of 28,698 credit hours were delivered for portfolio training programs during Second Quarter 2023, of which 10,428 credit hours were delivered for time-based programs and 18,270 credit hours were delivered for project-based programs. These courses were delivered either in person through ACG’s nationwide training center network or via online platform.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for Second Quarter 2023, compared to those for the prior-year period:

	Second Quarter Ended June 30, 2023	Second Quarter Ended June 30, 2022	% Change
	No. of Credit Hours	No. of Credit Hours
Time-based Program	10,428	10,710	(2.6%)
Project-based Program	18,270	14,677	24.5%

Total	28,698	25,387	13.0%

During Second Quarter 2023, 388 students were enrolled in ACG’s other programs, which primarily consisted of overseas study counselling services and research-based learning services.

Second Quarter 2023 Financial Review – GAAP Results

ACG’s total net revenues for Second Quarter 2023 were RMB36.2 million (US$5.0 million), an increase of 6.5% from RMB34.0 million in the prior-year period, primarily due to increased revenue contributions from portfolio training and overseas study counselling services, partially offset by decreased revenues from other educational services related to the disposal of majority equity interests in a former subsidiary during Third Quarter 2022 that operated ACG’s foreign language training business. Revenues from portfolio training programs were RMB28.3 million, or 78.1% of total net revenues, during the period. Revenues from overseas study counselling services, research-based learning services and other educational services were RMB7.9 million, or 21.9% of total net revenues, during the period.

Gross profit for Second Quarter 2023 was RMB14.3 million (US$2.0 million), an increase of 18.0% from RMB12.1 million in the prior-year period. Gross margin improved to 39.5% during the period, compared to 35.6% in the prior-year period. The increase in gross profit and gross margin was primarily due to the increased net revenues while cost of revenues remained relatively stable from the prior-year period.

Total operating expenses for Second Quarter 2023 were RMB35.7 million (US$4.9 million), compared to RMB38.6 million in the prior-year period. The decrease was primarily due to an RMB1.1 million decrease in research and development expenses with the majority of expenses related to development of the new service management platform incurred during 2022 and an RMB1.2 million decrease in general and administrative expenses.

Loss from operations for Second Quarter 2023 was RMB21.4 million (US$2.9 million), compared to loss from operations of RMB26.4 million in the prior-year period.

Net loss attributable to ACG for Second Quarter 2023 narrowed to RMB17.2 million (US$2.4 million), from net loss attributable to ACG of RMB22.1 million in the prior-year period.

For Second Quarter 2023, basic and diluted losses per common share attributable to ACG were both RMB0.27 (US$0.04), compared to basic and diluted losses per common share of RMB0.35 for the prior-year period. Basic and diluted losses per ADS attributable to ACG were both RMB0.54 (US$0.08), compared to basic and diluted losses per ADS of RMB0.70 in the prior-year period.

First Half 2023 Financial Review – GAAP Results

ACG’s total net revenues for First Half 2023 was RMB78.6 million (US$10.8 million), an increase of 3.1% from RMB76.2 million in the prior-year period. Revenues from portfolio training programs were RMB55.7 million, or 70.8% of total net revenues, during the period. Revenues from overseas study counselling services, research-based learning services and other educational services were RMB22.9 million, or 29.2% of total net revenues, during the period.

Gross profit for First Half 2023 was RMB33.1 million (US$4.6 million), an increase of 5.3% from RMB31.4 million in the prior-year period. Gross margin was 42.1% during the period, compared to 41.2% in the prior-year period.

Total operating expenses for First Half 2023 were RMB75.8 million (US$10.5 million), compared to RMB76.6 million in the prior-year period. The decrease was primarily due to an RMB1.7 million decrease in research and development expenses and an RMB2.3 million decrease in general and administrative expenses, partially offset by an RMB3.2 million increase in selling expenses related to performance bonuses in line with increased sales.

Loss from operations for First Half 2023 was RMB42.7 million (US$5.9 million), compared to loss of RMB45.2 million in the prior-year period.

Net loss attributable to ACG for First Half 2023 narrowed to RMB35.0 million (US$4.8 million), from net loss attributable to ACG of RMB37.9 million in the prior-year period.

For First Half 2023, basic and diluted losses per common share attributable to ACG were both RMB0.56 (US$0.08), compared to RMB0.60 for the prior-year period. Basic and diluted losses per ADS attributable to ACG were both RMB1.12 (US$0.16), compared to RMB1.20 in the prior-year period.

Non-GAAP Measures

Adjusted net loss attributable to ACG for Second Quarter 2023, which excludes share-based compensation expense and foreign currency exchange losses (gains), net (non-GAAP), was RMB16.6 million (US$2.3 million), compared to adjusted net loss of RMB21.6 million in the prior-year period.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange losses (gains), net (non-GAAP) for Second Quarter 2023, were RMB0.26 (US$0.04). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange losses (gains), net (non-GAAP) for Second Quarter 2023 were RMB0.52 (US$0.08).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted losses per ADS for Second Quarter 2023 were both 31.4 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of June 30, 2023, ACG’s cash and cash equivalents were RMB56.8 million (US$7.8 million), working capital deficit was RMB260.6 million (US$35.9 million), and total shareholders’ equity was RMB110.2 million (US$15.2 million); compared to cash and cash equivalents of RMB55.0 million, working capital deficit of RMB227.3 million, and total shareholders’ equity of RMB143.5 million, respectively, as of December 31, 2022.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 9 p.m. Eastern Time on Thursday, August 10, 2023 (9 a.m. Beijing time on Friday, August 11, 2023), during which management will discuss the results of the second quarter and six months ended June 30, 2023.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747

Local Access
China:	(400) 120 2840
Hong Kong:	(800) 965561

A live webcast of the conference call can be accessed at: https://event.choruscall.com/mediaframe/webcast.html?webcastid=fO4BnvyB.

An accompanying slide presentation will also be made available 30 minutes prior to the conference call at the investor relations section of ACG’s website (https://ir.atai.net.cn/). To listen to the webcast, please visit ACG’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call and will remain available for 90 days.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for mergers and acquisitions generally; ACG’s growth strategy, anticipated growth prospects and subsequent business activities, including initiatives and adjustments by ACG as China eased COVID-19 pandemic-related restrictions; market demand for, and market acceptance and competitiveness of, ACG’s portfolio training programs and other education services.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector and its ability to integrate the acquired business, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of the COVID-19 pandemic, the impact of the political tensions between the United States and China or other international tensions, and the impact of actual or potential international trade or military conflicts, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2022, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2022.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter and six months ended June 30, 2023, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB7.2513 to US$1.00, the noon buying rate as of June 30, 2023, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share- based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	408-538-4577
simaruobai@acgedu.cn	csohn@equityny.com

Alice Zhang, Associate
212-836-9610
azhang@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	54,980,199	56,848,918	7,839,824
Accounts receivable, net	5,852,038	612,845	84,515
Prepaid expenses and other current assets	4,430,285	9,649,311	1,330,701
Total current assets	65,262,522	67,111,074	9,255,040

Long-term investments	38,000,000	38,000,000	5,240,440
Property and equipment, net	32,760,976	31,094,324	4,288,103
Intangible assets, net	76,119,444	67,502,778	9,309,059
Goodwill	196,289,492	196,289,492	27,069,559
Other non-current assets	28,415,794	31,113,311	4,290,722
Right-of-use assets	37,616,541	35,227,227	4,858,057
Total assets	474,464,769	466,338,206	64,310,980

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	55,904,510	49,696,010	6,853,394
Lease liabilities-current	16,920,429	16,527,226	2,279,209
Deferred revenues	219,717,574	261,500,386	36,062,552

Total current liabilities	292,542,513	327,723,622	45,195,155

Lease liabilities-non-current	19,528,763	16,844,720	2,322,993
Deferred income tax liabilities	18,879,303	11,580,169	1,596,978

Total liabilities	330,950,579	356,148,511	49,115,126

Shareholders’ equity:
Common shares	4,720,147	4,721,436	651,116
Treasury shares	(8,626,894)	(8,201,046)	(1,130,976)
Additional paid-in capital	542,058,092	543,178,952	74,907,803
Accumulated other comprehensive loss	(37,003,085)	(36,912,686)	(5,090,492)
Accumulated deficit	(358,048,927)	(393,013,912)	(54,199,097)

Total shareholders’ equity attributable to ACG	143,099,333	109,772,744	15,138,354

Non-controlling interests	414,857	416,951	57,500

Total shareholders’ equity	143,514,190	110,189,695	15,195,854

Commitments and contingencies	—	—	—
Total liabilities and shareholders’ equity	474,464,769	466,338,206	64,310,980

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
Net revenues	34,045,045	36,241,790	4,997,971
Cost of revenues	21,921,238	21,934,342	3,024,884

Gross profit	12,123,807	14,307,448	1,973,087
Operating expenses:
Research and development	1,854,064	817,931	112,798
Sales and marketing	19,826,163	19,132,664	2,638,515
General and administrative	16,887,923	15,740,080	2,170,656

Total operating expenses	38,568,150	35,690,675	4,921,969

Other operating income, net	5,505	1,553	214

Loss from operations	(26,438,838)	(21,381,674)	(2,948,668)
Other income (expense):
Interest income, net of interest expenses	163,305	240,246	33,131
Foreign currency exchange gains (losses), net	8,702	(330)	(46)

Loss before income taxes	(26,266,831)	(21,141,758)	(2,915,583)
Income tax benefit	(4,071,305)	(3,911,579)	(539,431)

Net loss	(22,195,526)	(17,230,179)	(2,376,152)

Net loss attributable to non-controlling interests	(125,499)	(17,210)	(2,373)
Net loss attributable to ACG	(22,070,027)	(17,212,969)	(2,373,779)
Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	358,766	140,021	19,310

Comprehensive loss attributable to ACG	(21,711,261)	(17,072,948)	(2,354,469)

Basic and diluted losses per common share attributable to ACG	(0.35)	(0.27)	(0.04)
Basic and diluted losses per ADS attributable to ACG	(0.70)	(0.54)	(0.08)

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Six-month Period Ended
	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
Net revenues	76,183,674	78,560,165	10,833,942
Cost of revenues	44,788,476	45,493,659	6,273,862

Gross profit	31,395,198	33,066,506	4,560,080
Operating expenses:
Research and development	3,537,134	1,774,036	244,651
Sales and marketing	34,478,427	37,718,678	5,201,644
General and administrative	38,601,411	36,303,385	5,006,466

Total operating expenses	76,616,972	75,796,099	10,452,761

Other operating income, net	11,010	1,553	214

Loss from operations	(45,210,764)	(42,728,040)	(5,892,467)
Other income (expense):
Interest income, net of interest expenses	372,470	466,397	64,319
Foreign currency exchange gains (losses), net	9,893	(382)	(53)

Loss before income taxes	(44,828,401)	(42,262,025)	(5,828,201)
Income tax benefit	(6,201,617)	(7,299,134)	(1,006,597)

Net loss	(38,626,784)	(34,962,891)	(4,821,604)

Net income (loss) attributable to non-controlling interests	(702,881)	2,094	289
Net loss attributable to ACG	(37,923,903)	(34,964,985)	(4,821,893)
Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	324,278	90,399	12,467

Comprehensive loss attributable to ACG	(37,599,625)	(34,874,586)	(4,809,426)

Basic and diluted losses per common share attributable to ACG	(0.60)	(0.56)	(0.08)
Basic and diluted losses per ADS attributable to ACG	(1.20)	(1.12)	(0.16)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Six-month Period Ended
	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
	RMB	RMB	RMB	RMB
GAAP net loss attributable to ACG	(22,070,027)	(17,212,969)	(37,923,903)	(34,964,985)
Share-based compensation expenses	504,444	657,611	739,134	1,210,895
Foreign currency exchange losses (gains), net	(8,702)	330	(9,893)	382

Non-GAAP net loss attributable to ACG	(21,574,285)	(16,555,028)	(37,194,662)	(33,753,708)

GAAP losses per common share attributable to ACG
Basic and diluted	(0.35)	(0.27)	(0.60)	(0.56)

Non-GAAP losses per common share attributable to ACG
Basic and diluted	(0.34)	(0.26)	(0.59)	(0.54)